Exhibit 99.1
SEANERGY MARITIME ANNOUNCES NEW
RECORD DATE FOR SPECIAL MEETING OF SHAREHOLDERS TO APPROVE
PROPOSED BUSINESS COMBINATION
July 11, 2008 — Athens Greece — Seanergy Maritime Corp. (AMEX: Common Stock – SRG; Units – SRG. U; Warrants – SRG.W) has moved the Record Date for the determination of shareholders entitled to notice of and to vote at Seanergy’s special meeting of shareholders to July 25, 2008 (”Record Date”). The date of the special meeting will be announced shortly.
At the special meeting, shareholders of record will be asked to consider and vote upon a proposal to approve the acquisition by Seanergy Merger Corp., the wholly owned subsidiary of the Company, of six dry bulk vessels from affiliates of the Restis family (including a newly built vessel and a vessel under construction), as contemplated in the Master Agreement dated May 20, 2008, and other related matters.
Ensuring Your Vote is Counted
In advance of the Record Date, Seanergy advises holders of its securities to move these securities into accounts which do not permit the lending of securities, so called cash accounts or segregated accounts, and out of accounts that permit the lending of securities, such as margin accounts. These steps are designed to ensure that votes related to common shares beneficially owned by shareholders are properly counted. Beneficial owners of common shares that have been lent out (either with or without the beneficial owners’ knowledge) are not permitted to vote those shares.
About Seanergy Maritime Corp.
Seanergy Maritime Corp. is a newly organized Business Combination Company™, or BCC™. A BCC™ is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an unidentified operating business.
For Further Information please contact:
Seanergy Maritime Corp.
c/o Vgenopoulos & Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73
Greece
Tel: 30 210 7206900
E-mail: mail@vplaw.gr

Financial Information:
Alexis Komninos
Chief Financial Officer
Tel: 30 210 3726200
E-mail: Kalexis@Komninos.gr
Investor Relations / Media:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com
Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Not a Proxy Statement; Additional Information
This press release is not a proxy statement or a solicitation of proxies from holders of common stock of Seanergy and does not constitute an offer of any securities of Seanergy. In connection with the proposed transaction and required shareholder approval, Seanergy will file with the SEC on a form 6-K a proxy statement that will be mailed to the shareholders of Seanergy. Seanergy’s shareholders are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about the transaction and related matters. Shareholders will be able to obtain a copy of the proxy statement, without charge, by directing a request to: Seanergy Maritime Corp., c/o Vgenopoulos & Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece, telephone no.: 30 210 7206900; email:

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mail@vplaw.gr. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
Seanergy and its officers and directors may be deemed to be participating in the solicitation of proxies from the Seanergy shareholders in favor of the approval of the proposed transaction. Information concerning Seanergy’s directors and officers is set forth in the publicly filed documents of Seanergy. Shareholders may obtain more detailed information regarding the direct and indirect interests of Seanergy and its directors and executive officers in the transaction and related financing by reading the proxy statement regarding the proposed acquisition, which will be filed with the SEC on a Form 6-K.

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